EXHIBIT 12.1

Statement Regarding Computation of

Ratio of Earnings to Fixed Charges

	Year ended December 31,
(dollar amounts in thousands)	2014	2013	2012	2011	2010
EARNINGS:
Income from continuing operations before income taxes and noncontrolling interests	$733,189	$693,021	$611,565	$587,755	$530,276
Fixed charges	84,205	79,172	67,704	59,742	56,660
Less:
Undistributed income from affiliates	(6,704)	(18,922)	(8,523)	(5,200)	(10,350)
Non-controlling interest in pretax income of subsidiaries that have not incurred fixed charges	(297)	(657)	(515)	(482)	(173)

Adjusted earnings	$810,393	$752,614	$670,229	$641,815	$576,414

FIXED CHARGES:
Interest on indebtedness	60,322	54,413	43,520	36,181	34,301
Interest portion of rent expense	23,883	24,759	24,184	23,561	22,359

Total fixed charges	$84,205	$79,172	$67,704	$59,742	$56,660

Ratio of earnings to fixed charges	9.6	9.5	9.9	10.7	10.2